Notice of Exempt Solicitation

NAME OF REGISTRANT: The Coca-Cola Company

NAME OF PERSON RELYING ON EXEMPTION: Service Employees International Union Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION:

SEIU Master Trust

1800 Massachusetts Avenue, NW

Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Dear Coca-Cola Shareholder,

At The Coca-Cola Company’s (“Coca-Cola’s” or the “Company’s”) annual shareholder meeting on April 25, 2023, shareholders can urge Coca-Cola to take meaningful action on systemic racism. Proposal #5 on Coca-Cola’s proxy card, “Shareowner Proposal Requesting an Audit of the Company’s Impact on Nonwhite Stakeholders” (the “Proposal”), asks Coca-Cola to move beyond diversity, philanthropy, and color-blind public health initiatives to analyze the full range of adverse racial impacts caused by the Company’s business and operations. Doing so would allow Coca-Cola to address racial inequities that are harming non-white communities and stakeholders, curbing economic growth and potentially depressing diversified investors’ returns. We urge shareholders to vote FOR Proposal #5.

The Proposal states:

RESOLVED, shareholders request that The Coca-Cola Company (“Coca-Cola”) conduct and publish a third-party audit (within a reasonable time, at a reasonable cost, and excluding confidential/proprietary information) to review its corporate policies, practices, products, and services, above and beyond legal and regulatory matters, and assess their impact on nonwhite stakeholders. Input from stakeholders, including civil rights organizations, employees, and customers, should be considered in determining the specific matters to be assessed, and the audit should include recommendations for preventing and mitigating adverse impacts. Pay equity analysis by race, which Coca-Cola will analyze in a separate study, need not be included in the audit. A report on the audit, prepared at reasonable cost and omitting confidential/proprietary information, should be published on the Company’s website.

Societal expectations regarding companies’ obligations around race are shifting: Polling by JUST Capital found that 75-85% of Americans believe that companies should not only speak out against racism, but should also “be taking concrete steps to create a more equitable future going forward.”1 The leaders of JUST, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, formulated a “CEO Blueprint for Racial Equity.” They opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”2

This is not only the right thing to do; it makes good economic sense. A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.3 “Systemic racism,” according to Atlanta Federal Reserve President and CEO Raphael Bostic, “is a yoke that drags on the American economy.”4

Coca-Cola spends much of its Statement in Opposition to the Proposal detailing various diversity, equity and inclusion (“DE&I”) initiatives. Although we commend the Company for disclosing its EEO-1 data and incorporating DE&I metrics into executive compensation formulas, we note that the proportion of its senior executives that are black has declined from 7.7% in 2018 to 5.9% in 2020 and 2021.5

The food and beverage industry has helped cause adverse public health impacts, which have had a disproportionate impact on communities of color. Despite spending far more than other developed nations on health care, the U.S. ranks poorly on age-standardized death rate6 and life expectancy.7 Life expectancy for black Americans lags behind that of whites by over five years.8 Black and Hispanic men and women have higher rates of diabetes, obesity and hypertension than white people.9 Diet quality contributes to these chronic illnesses, and members of minority groups are more likely than whites to live in neighborhoods with an overabundance of outlets selling fast food and junk food.10

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1 https://www.fsg.org/blog/ceo-blueprint-racial-equity

2 https://www.fsg.org/blog/ceo-blueprint-racial-equity

3 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

4 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

5 See https://www.coca-colacompany.com/policies-and-practices/equal-employment-opportunity-employer-reports

6 https://www.brookings.edu/research/promote-health-equity-by-taxing-sugary-drinks-and-doubling-support-for-community-health-centers/

7 https://www.healthsystemtracker.org/chart-collection/u-s-life-expectancy-compare-countries/

8 https://www.kff.org/racial-equity-and-health-policy/report/key-data-on-health-and-health-care-by-race-and-ethnicity/

9 https://www.brookings.edu/blog/up-front/2020/08/07/black-and-hispanic-americans-at-higher-risk-of-hypertension-diabetes-obesity-time-to-fix-our-broken-food-system/

10 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5708005/

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Coca-Cola touts its efforts to provide more low- and no-calorie beverage choices through marketing targeted at communities of color. But the potential effectiveness of such initiatives is difficult to evaluate in isolation, without a clear picture of the full range of the Company’s adverse racial impacts. Coca-Cola does not, for example, disclose how those low- and no-sugar beverage promotions in communities of color compare to the Company’s marketing of high-sugar beverages in these communities. Research shows that the majority of targeted marketing campaigns aimed at multicultural youth and communities of color in 2021 were undertaken by Coca-Cola and PepsiCo and that such campaigns “almost exclusively promoted unhealthy products.”11 Many of the other steps Coca-Cola points to in its Statement in Opposition are not focused on communities of color, and Coca-Cola’s commitment to color-blind sugar-reduction efforts such as the Balance Calories Initiative do not aim to address racial impacts of the Company’s products.

Adverse racial impacts of Coca-Cola’s business are not limited to those caused by high-sugar beverages. Brand audits in locations as diverse as Georgia, Uganda, and Bangladesh in 2021 identified Coca-Cola as the source of the largest number of pieces of plastic waste, more than the next two companies combined.12 Both the production of plastic and plastic pollution impose disproportionate environmental and health harms on communities of color.13 And because plastic is made from fossil fuel products, its use in packaging exacerbates the climate crisis,14 which negatively impacts communities of color more than white ones.15

A racial equity audit would also enable Coca-Cola to identify damaging practices outside its own employment and business activities. Political activities, both directly and through trade associations, are a key avenue by which companies can reinforce or help dismantle systemic racism. A Harvard Business Review article on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”16

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11 https://uconnruddcenter.org/wp-content/uploads/sites/2909/2022/11/Rudd-Targeted-Marketing-Report-2022.pdf, at 6.

12 https://www.breakfreefromplastic.org/wp-content/uploads/2021/10/BRAND-AUDIT-REPORT-2021.pdf

13 https://www.surfrider.org/coastal-blog/entry/a-reality-check-on-environmental-racism-plastics; https://davisfood.coop/environmental-justice-for-pfj-bipoc-communities-bear-the-burden-of-plastic-pollution/

14 https://www.cnn.com/2022/09/16/us/plastic-recycling-climate-impact-lbg/index.html

15 https://psci.princeton.edu/tips/2020/8/15/racial-disparities-and-climate-change; https://www.epa.gov/newsreleases/epa-report-shows-disproportionate-impacts-climate-change-socially-vulnerable

16 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

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Coca-Cola’s political action committee (“PAC”) contributed to sponsors of Georgia’s 2021 voting law that has been condemned for restricting voting rights, especially in communities of color,17 and stayed silent throughout debate on the measure (though it did condemn the law after its passage.)18 The PAC also gave to members of Congress who objected to certifying the election results,19 an action some viewed as “a direct attack on the voting rights of people of color.”20 The Company belongs to the US Chamber of Commerce and the Business Roundtable,21 which lobbied in 2020 against a proposed Canadian ban on single-use plastics22 and has been a “powerful force in obstructing climate action.”23

Although Coca-Cola left the Atlanta Police Foundation’s (“APF’s”) board in 2021, it donated $1 million to the Public Safety First Campaign, an APF effort24 raising money for a controversial police training facility outside Atlanta that has been dubbed “Cop City.”25 Critics of the facility argue that it will further militarize the police26 and deprive the city of valuable green space.27

Finally, evaluation by the Access to Nutrition Foundation (“AtNF”), which Coca-Cola trumpets, does not obviate the need for a racial equity audit. AtNF assesses healthy food offerings and companies’ “influence on consumer choice and behavior through actions in areas such as marketing, labeling and promoting healthy diets and active lifestyles.”28 It does not have a racial equity focus and it is not an expert on racial impacts.

For the reasons discussed above, we urge you to vote FOR Proposal 5 on Coca-Cola’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Coca-Cola’s proxy statement.

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17 https://www.brennancenter.org/our-work/research-reports/georgias-proposed-voting-restrictions-will-harm-black-voters-most

18 https://www.newyorker.com/news/us-journal/georgias-voting-laws-and-coca-colas-complicated-history

19 https://www.ajc.com/ajcjobs/coke-ups-pulte-freeze-political-donations-after-us-capitol-attack/HMS5YUQ275BK3G2CI4NTETUBFQ/

20 See www.nytimes.com/2021/01/15/us/politics/lankford-apology-election-biden.html; www.marketwatch.com/story/business-leaders-call-for-action-on-trump-after-mob-siege-at-capitol-11609976655

21 https://www.coca-colacompany.com/policies-and-practices/transparency/2021-tccc-tax-exempt-501-c-6

22 https://www.politico.com/news/2020/10/20/industry-lobby-targeting-canada-plastics-ban-430289

23 https://insideclimatenews.org/news/29062021/us-chamber-of-commerce-downplay-climate-threat-new-report-concludes/

24 https://atlantapolicefoundation.org/public-safety-first-campaign/

25 https://www.forbes.com/sites/morgansimon/2023/03/14/cops-and-donuts-go-together-more-than-you-thought-the-corporations-funding-cop-city-in-atlanta/?sh=329d4ecc6bc6

26 https://abcnews.go.com/US/atlantas-cop-city-people-protesting/story?id=96716095

27 https://www.npr.org/2023/03/07/1161343394/atlanta-cop-city-protests-explained

28 https://accesstonutrition.org/the-indexes/

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